FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the General Ordinary Shareholders’ Meeting on March 27, 2003” dated March 07, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

Announces the General Ordinary Shareholders’ Meeting on March 27, 2003

March 07, 2003 (01 page)

For more information, contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail:  callen@telesp.com.br

URL:     www.telefonica.net.br

(São Paulo—Brazil), (March 07, 2003) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) today announced that it will hold the General Ordinary Shareholders’ Meeting on March 27, 2003 at 11:00 São Paulo time, at Rua Martiniano de Carvalho #851 (Auditorium), Bela Vista, in the Capital of the State of São Paulo. The following issues will be addressed:

1.	Examine, discuss and vote on the financial statements of the Company and its consolidated subsidiaries for the fiscal year ended 12/31/02 as presented by the management;

2.	Discuss the allocation of the fiscal year 2002 results and the distribution of dividends;

3.	Approve the capital expenditure of the Company for the year 2003;

4.	Elect members of the Board of Directors, to complement the remaining time of the term;

5.	Elect the members of the Audit Committee;

6.	Establish the remuneration of the management and the Board of Directors and the Audit Committee members.

General Instructions

A) Proxies must be filed no later than 11:00 São Paulo time, on March 25, 2003 at Rua Martiniano de Carvalho #851, 16th Floor, São Paulo—SP, Secretaria Geral.

B) Shareholders with fungible custody of registered shares on the stock exchange wishing to attend the meeting must present a certificate stating their holdings. The certificate must be issued by a custodian and must be presented no later than two (2) days prior to the meeting.

C) In accordance with CVM Instruction #165 of 12/11/91 modified by the 1st article of CVM Instruction #282 of 06/26/98, a minimum 5% (five per cent) of the voting capital is required in order to adopt the multiple voting process for the election of the Board of Directors.

São Paulo, March 07, 2003

Fernando Xavier Ferreira

President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 07, 2003.	By:	/s/ CHARLES E. ALLEN

Name: Charles E. Allen
Title: Investor Relations Director